UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
     Form 10-K   __Form 20-F   __Form 11-K    X  Form 10-Q  __Form N-SAR

           FOR PERIOD ENDED: December 31, 1999

           [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: -------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

LEISURE TIME CASINOS & RESORTS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

4258 Communications Drive
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Address of Principal Executive Office (Street and Number)

Norcross, Georgia 30093
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.) See attached.





PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

   Alan N. Johnson                     (440)                 934-1020
----------------------              -----------         -----------------
      (Name)                        (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

                       LEISURETIME CASINOS & RESORTS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: February 14, 2000             By: /s/Alan N. Johnson
                                       --------------------------------
                                           Alan N. Johnson, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

PART III - NARRATIVE

     Because of a reduction of sales caused primarily by a ruling of the South Carolina Supreme Court that held that gaming was illegal in South Carolina after June 30, 2000, the registrant has reduced its staff which resulted in registrant encountering delays in filing its Quarterly Report on Form 10-Q for the period ended December 31, 1999.



PART IV(3) - OTHER INFORMATION

     Registrant's revenue for the three months ended December 31, 1999, was $2,311,000 as compared to revenue of $15,402,000 for the three months ended December 31, 1998. Registrant realized a net loss of $2,414,000, or $0.41 per share, for the three months ended December 31, 1999, compared to net income of $848,000, or $0.09 per share, for the three months ended December 31, 1998. Registrant's revenue for the six months ended December 31, 1999, was $13,407,000 compared to revenue of $29,008,000 for the six months ended December 31, 1998. Registrant realized a net loss of $3,015,000 or $0.53 per share, for the six months ended December 31, 1999, compared to net income of $2,738,000, or $0.59 per share, for the six months ended December 31, 1998. The reduction in Registrant's revenue resulted primarily from a ruling by the Supreme Court of South Carolina that gaming was illegal in South Carolina after June 30, 2000. The reduction in revenue led to the net losses incurred by Registrant.